# Date Category Question Answer 1 12/4/2015 Employment If a current position is not filled, When will you tell the employee(s), days, weeks or the day off? At this point, staffing levels are still being reviewed. Each employee that will have a position with GWB will receive a letter stating the position and pay. These letters will be delivered once a position is confirmed. After January 1st, 2016, you will be able to start applying for GWB open positions. Qualified Home Federal employees will have priority placement for all open positions. Any employees hired through an open position will transition to GWB after the closing date. Severance packages will be offered if a position is eliminated. 2 12/4/2015 Benefits If your position is not filled will PTO be paid out? Or will you lose it? If your position doesn’t continue with GWB, your PTO will be paid out according to Home Federal’s PTO policy. 3 12/4/2015 Products/Services Will any of the products & services offered by HFB be adopted by GWB? (Recently Home Federal updated their business DDA accounts & their online banking platform, just wondering if GWB will continue using these accounts/services) TBD 4 12/4/2015 Products/Services What products/services are offered by GWB that are not currently offered at HFB? TBD 5 12/4/2015 Products/Services What products/services are offered by HFB that are not currently offered at GWB? TBD 6 12/4/2015 Employment Do you know when we will be notified whether we will have a job or not? Please see question 1 7 12/4/2015 Benefits What is the insurance/benefits package of GWB? Please see GWB Summary of Benefits 8 12/4/2015 Benefits At what rate do employees of GWB accrue PTO? Please see GWB Summary of Benefits 9 12/4/2015 Conversion How will accounts be transitioned? I'm assuming we will need to use GWB routing number. Great Western Bank will grandfather the Home Federal routing number giving customers the convenience of using their existing checks. 10 12/4/2015 Conversion Will we be offering new checks to customers at some point? Please see question 9 11 12/4/2015 Employment Is my job secure? Please see question 1 INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. GreatToKnow@GreatWestern Bank.com Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: HF Financial Corp. Commission File No. 033-44383 Date: February 2, 2016

# Date Category Question Answer INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. GreatToKnow@GreatWestern Bank.com 12 12/4/2015 Employment If we get to keep our same position, does anything change with our pay? GWB intends to bring retained employees over at their existing compensation levels. 13 12/4/2015 Employment Will we have to reapply for positions? If so, when will we be finding out what positions will be available/when we need to start applying for jobs? There is no need to apply or submit a resume for GWB opening if you are provided a commitment letter stating your GWB position. 14 12/4/2015 Products/Services Are we keeping our Q2 Online Banking platform? TBD 15 12/4/2015 GWB What is GWB's culture? Sales Culture? Mission: Make Life Great by taking outstanding care of our customers and creating long-term relationships. Vision: To become one of the leading regional banks in the United States through a commitment to organic growth and acquisitions aligned to strategy. Values: Be authentic and respectful. Do the right thing. Drive performance and results. Put the customer first. Get the basics right. Empower locally, think globally. 16 12/4/2015 GWB How do you create team member engagement? Please see question 15 17 12/4/2015 GWB Will we get to keep our Jeans Day for Charity program? Sioux Falls does have a program to donate money to charities for Friday jeans days. Details to be released at a later date. 18 12/4/2015 Conversion What teller system do you use? GWB is on the Jack Henry platform 19 12/4/2015 Conversion Will the ITM technology grow into GWB branches/markets? TBD 20 12/4/2015 Conversion What kinds of communications will be sent to customers? Do you have a copy of those communications? GWB will be hosting a special website page to serve as a communication hub for customers. Links to that page will be provided on Home Federal's website. 21 12/4/2015 Conversion We know that the merger is set to take place end of our quarter 2 of this fiscal year, but does this mean our name will be changed then too? Is there a time line of the merge? Upon closing, Home Federal Bank will adopt the Great Western Bank name and the holding company will be Great Western Bancorp, Inc. 22 12/4/2015 Products/Services Will we be acquiring GWB products or will those be changing at all? TBD 23 12/4/2015 GWB Would you be willing to provide a copy of your organizational chart? Staffing levels and reporting structures are still being developed at this time. 24 12/4/2015 Other Is Infinia Bank included in the merger? Yes 25 12/4/2015 Employment Should Home Federal employees start applying for job postings on GWB website or do we wait for further instructions on what will be available/offered to us? Please see question 1 26 12/4/2015 Employment Can you provide further information with an expected date and how that avenue will be available to HFB employees whose job are not expected to be retained. Please see question 1 27 12/4/2015 Employment Are some people just going to be moved over to GWB or does everyone have to apply? Please see question 1

# Date Category Question Answer INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. GreatToKnow@GreatWestern Bank.com 28 12/4/2015 Products/Services HFB just rolled out a new CC with 0.00% for 12mths. Do we keep selling HF CC? Will these CC's be converted or replaced by GWB CC? TBD 29 12/4/2015 Conversion Consumer loan centralization. HF Consumer lenders used to make the decision at the desk. After centralization the loan approval decision is now made by the centralization department. Will this change after the transition to GWB? The current plan is to maintain the centralization of the consumer loan function for the Home Federal branches. 30 12/4/2015 Employment What does the Branch Staff Model look like? GWB intends to maintain similar staffing levels within the branches. 31 12/4/2015 Benefits When will we have access to the Benefits Information: programs and costs? Please see GWB Summary of Benefits 32 12/4/2015 GWB Can we wear jeans on Friday and make a donation to the charity of the month? $3.00/Friday Please see question 17 33 12/4/2015 GWB Will we each be issued a GWB logo shirt? TBD 34 12/4/2015 Employment Will the branch hours change? If we are currently closed on Saturday, will we be open on Saturday? TBD 35 12/4/2015 Benefits What happens to my HF pension plan? The Home Federal Pension is currently being assessed. It currently remains at its current state. 36 12/4/2015 Benefits What happens to my 401K plan? Retained employees will have the option to either roll over your 401K to Great Western's 401k or move to individual accounts. 37 12/4/2015 Other Will we keep the Denny Sanford Premier Centre Box? We currently get access to presale codes for discounts on tickets will this continue as well? TBD 38 12/4/2015 Benefits What happens to my PTO Bank? How will this convert to GWB? Any accrued and unused PTO balances from Home Federal will be transferred to GWB at the time of closing. Employees will then start accruing PTO based on GWB’s PTO policy. 39 12/4/2015 Employment What will my job title be? Your job title will be communicated to you in the welcome letter. 40 12/4/2015 Conversion How and when will all the branch signage be changed inside and outside of each location? Signage will be changed after the closing date. 41 12/4/2015 Conversion Will we still order money from Rochester Armored Car? Will RAC continue to service all ATM's on/off site? Will the RAC delivery of cash change from every other week to weekly? TBD 42 12/4/2015 Conversion Will all the ATMs remain active in current locations on/off site? TBD 43 12/4/2015 Benefits How does PTO work if I am full/part time? Our branch is only open for 8 hours and my current schedule is 7 hours/day; however, when I take a day of PTO am I charged with 8 hours? Please see GWB Summary of Benefits 44 12/4/2015 Employment Will my schedule change from 35-37 hours to 40 hours/week? Your scheduled hours of work will be communicated as we work through the conversion.

# Date Category Question Answer INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. GreatToKnow@GreatWestern Bank.com 45 12/4/2015 Conversion Will the bank routing number change? Please see question 9 46 12/4/2015 Conversion Will customers' account numbers change? All checking/savings/CD account numbers will remain the same at this time. If any changes to the account numbers are required in the future, we will communicate these changes to affected customers well in advance of those changes. 47 12/4/2015 Conversion Does HFB customers need to order new checks? Please see question 9 48 12/4/2015 Conversion HF Encore Account for Seniors-we have several additional benefits for our customers with this account. Will the additional benefits continue?...Trips, ice cream socials, etc… TBD 49 12/4/2015 Conversion HF Checking accounts with POINTS? Will these points be lost in the acquisition? Will the customers and employees need to use these points prior to conversion? TBD 50 12/4/2015 Employment FTE Status- Clarify the PT20, PT30, FT40 at GWB; How does my PT status change after conversion? Will I continue to have benefits? What benefits will I qualify for? Please see GWB Summary of Benefits 51 12/4/2015 Conversion When and how will the customers have access to acquisition information? Please see question 20 52 12/4/2015 Employment Who will be the Group President report to after the merger? Please see question 23 53 12/4/2015 Employment When will an organization staff chart be available? Please see question 23 54 12/4/2015 GWB How will the HF branch footprint effect the GWB Groups in SD currently established? At closing, the combined entity is projected to have $11.3 billion in assets, $8.5 billion in loans, and $8.6 billion in deposits and will serve 127 communities in nine states. 55 12/4/2015 Employment What branch will I be relocated to after my branch closes? Please see question 1 56 12/4/2015 Conversion When will the GWB staff be introduced to the ITM technology? TBD 57 12/4/2015 Employment Why have none of the "operations" people been told they will or will not have employment after (or before) April Please see questions 1, 12, and 13 58 12/4/2015 Employment I would like to know if I'm going to have a job… would I have to apply for the same type of job I'm doing now? Will I be asked to do another job within the bank, if so, will I have to apply for it? Who determines if I will even have a job? Please see questions 1, 12, and 14 59 12/4/2015 Employment Can your present staff support all of our Commercial and Ag credits, all of the Mortgage/Retail Business and Trust and Loan servicing of HFB and Great Western? At this point, staffing levels are still being reviewed. 60 12/10/2015 Benefits Is PTO needed for holidays the bank is closed? No 61 12/10/2015 Benefits Will our current PTO hours be paid out or transfer? The decision whether to pay out or transfer PTO will be determined upon your employment status.

# Date Category Question Answer INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. GreatToKnow@GreatWestern Bank.com 62 12/10/2015 Benefits Is there a maximum amount of hours that can be banked as available PTO- If we are given our entire balance Jan 1-what happens to the unused PTO from the following year? GWB allows you to carryover 40 hours of PTO that must be used by March 31st. Any hours over 40 or unused carryover hours are put in a sick bank that can be used for FMLA. 63 12/15/2015 Benefits Could you explain the hours a part-time 20 works and a part-time 30 works? Please see GWB Summary of Benefits 64 12/17/2015 Conversion I was wondering about the function of our ITM's after close/conversion. Will you continue with this advanced technology? TBD 65 12/18/2015 Benefits Which Holidays does GWB observe? For 2016, GWB observes: New Years Day (Friday, Jan 1st), Martin Luther King, Jr. Day (Monday, Jan 18th), Memorial Day (Monday, May 30th), Independence Day (Monday, July 4th), Labor Day (Monday, Sept 5th), Veterans Day (Friday, November 11th), Thanksgiving Day (Thursday, November 24th) and Christmas Day (Monday, December 26th) 66 12/18/2015 Employment Will GWB be reviewing the hours of the branches for possible changes? TBD 67 12/21/2015 Employment Will all HFB employees be advised by January 1, 2016 if their position is being retained or not? Please see question 1 68 12/21/2015 Other What is GWB's dress code like? Suits only? Or a typical professional dress code? The front line has a professional dress code and Business Casual Fridays. 69 12/28/2015 Benefits The current list of Holidays at Home Federal is 2 more than at GWB, assuming we will not have those extra 2 off (Columbus Day & Presidents Day) but are we required to use PTO for the other Holidays, or will those be paid Holidays? You are not required to take PTO for Great Western Bank identified Holidays, they are paid Holidays by the bank and will be paid out according to your scheduled hours. 70 12/28/2015 Benefits I see that PTO is not needed when the bank is closed, but does that mean GWB pays for "all bank holidays" or employees don't have to make up 8 hours that week? Please see question 69 71 12/28/2015 Benefits The question was asked, then answered about which Holidays that GWB observes. It is not clear if GWB has PAID holidays, please clarify. Please see question 69 72 1/4/2016 Employment In the latest current talking points bulletin, the answer to question 1 states after 1/1/16, HFB employees can start applying for positions at GWB. Question 26 states HFB employees will be provided a lin k to the open positions with GWB that is not available to the general public. Can you tell me when that link will be available, and where it will be located? The link to GWB's internal job postings has been provided to Home Federal Bank's HR department. All HFB employees should have access to this now. 73 1/4/2016 Benefits Will we still be able to deduct our Aflac premiums from our payroll checks? GWB does not provide this service with AFLAC.

# Date Category Question Answer INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. GreatToKnow@GreatWestern Bank.com 74 1/5/2016 Benefits (PTO) I have staff asking for clarification on this - At the time the sale is final and if an employee is retained by GWB and has 150 hours in their Home Federal PTO balance plus the accrual they receive from GWB would be over the allowed amount. Will they still fall under the GWB rule for PTO and converting over to FMLA? They are wanting to know so if necessary they might need to request more time off before the sale is final to avoid the hours converting to FMLA hours. Will their PTO balance converting over need to equal to the amount lost from accrual from January 1st to sale date to avoid any lost time to FMLA? The decision has been made to pay out PTO balances at the time of close. This will be paid on the last payroll from Home Federal after the closing date. Employees will then be allocated PTO based on Great Western Banks PTO policy to use for the remainder of 2016. Great Western Bank does not use an accrual process. PTO hours are granted the fisrt of each year, or on an employees start date. 75 1/5/2016 Employment 1. Does GWB have a policy on part-time jobs? 2. Do you have an approved list of courses for tuition reimbursement? 3. I am sure a lot of the answers to our questions are in the employee handbook, do you have a time-line of when we will receive a copy of GWB's employee handbook? 1. Please see GWB's Summary of Benefits. 2. Please see GWB's Benefits Summary Guide for more information 3. HFB employees will receive GWB's employee handbook after the completion of the sale is final-early in the 2nd quarter of 2016. 76 1/7/2016 Products/Services Will GWB be taking on Mastercard or will all the customers be transferred to Visa? TBD 77 1/7/2016 Employment How soon will we be receiving our employment letters? Will there be a mass mailing or will they go out Branch by Branch? Please see question 1 78 1/8/2016 Benefits I was wondering if GWB has the policy of five days out of the bank once a year? And if you do, when will the year start? GWB does not have a policy of taking 5 consecutive days off for PTO in a year. 79 1/11/2016 Employment I noticed you have positions listed for the 6th and Sycamore branch. Won't this branch be closing? Are these positions safe to apply for? These postings are no longer available 80 1/12/2016 Benefits I have a medical benny card and $25.00 comes out of pay check to help pay more medical expenses. Are these benny cards going to be available to use when the merger happens? Is this benefit available in the future. GWB provides a medical benny card with its plan. Employees will be transitioned over to a new card. Details on the transition and timing of the change are still being worked out. Employees will not lose balances in their current spending accounts. 81 1/12/2016 Benefits Just wondering if they have decided if we will be able to have an auto deduction from our paycheck for Aflac premiums. GWB does not provide this service with AFLAC. 82 1/13/2016 Benefits 1. If we have a review coming up in April of this year for HFB will we still get our review or will that be up to GWB after the merger? 2. Since GWB doesn't make us be out of the bank for 5 days do we has HFB employees need to still honor that before June? 1. The Home Federal review process will continue for a minimum through April of this year. 2. Employees will continue to follow HFB policies up until closing, at which time employees will be on GWB policies. Please visit with your manager in regards to PTO requests.

# Date Category Question Answer INTERNAL USE ONLY. DO NOT DISTRIBUTE EXTERNALLY. GreatToKnow@GreatWestern Bank.com 83 1/13/2016 Benefits 1. Will we be able to change our benefit election once HFB changes to Great Western, since the insurance rates will be rising for us? 2. If we have a high PTO bank at Home Federal, will that be paid out before the change or will all the PTO change over to GWB to use for the rest of the year? 1. Yes, there will be an Open Enrollment session for HFB employees after the close. 84 1/14/2016 Benefits For those of us who are invested in HF stock in our 401K what happens to that stock once HF Bank is no longer in existence? Please see question 36. 85 1/14/2016 Benefits Currently we can only take time off in four hour increments. What increments can we take time off after the purchase? Non-exempt, or hourly employees can take PTO in one hour increments. Exempt employees can take PTO in four (4) hour increments. 86 1/14/2016 Benefits 1. Will there be a blackout period for PTO during this merger for training and conversion purposes? If so do we have general dates for that yet? 2. Currently during an employee's annual review we provide a merit increase and performance based increase in wages, if we have employees that are due for their annual reviews are we still able to give them those increases? Or will that need to be on hold until the merger is complete? 1. There is a blackout period for PTO from June 6, 2016 throught June 24, 2016. There may be some further PTO black out periods for specific functions or individuals and they will be communicated to directly. 2. The Home Federal review process will continue at lest through April of this year. 87 1/20/2016 Benefits 1. Will we have the opportunity to change our benefits once we start working for GWB? 2. How is the change gong to affect our 401K at HFB? 1. 2. Please see question 36 88 1/27/2016 Benefits How often will we be paid? Is it twice a month, every two weeks or something totally different? Payroll is scheduled every 2 weeks.

No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S- 4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com. Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com under the “Investor Relations” heading and the “SEC Filings” sub- heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com. Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2016 annual meeting of stockholders as previously filed with the SEC on January 4, 2016, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward- looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2015 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.